Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

Item 1. – Reporting Issuer(s):

New Gold Inc.
70 University Avenue,
Suite 1460
Toronto, Ontario M5J 2M4

Item 2. – Date of Material Change:

May 12, 2008

Item 3. – Press Release:

A news release with respect to the material change referred to in this report was issued through Marketwire newswire service on May 13, 2008 and filed on the system for electronic document analysis and retrieval (SEDAR).

Item 4. – Summary of Material Change:

Metallica Resources Inc., New Gold Inc. and Peak Gold Ltd. have announced that they have signed a definitive agreement in connection with a business combination (the “Transaction”).

Each of Metallica Resources, New Gold and Peak Gold have scheduled shareholder meetings to be held on June 17, 2008 at which time they will seek their respective shareholder approvals required in connection with the Transaction.

Item 5. – Full Description of Material Change:

Please see the attached Schedule “A”.

The Business Combination Agreement has been filed separately as a material document.

Item 6. – Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7. – Omitted Information:

N/A

Item 8. – Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

John Pitcher – General Counsel and Secretary
Telephone:                       416-977-1067
e-mail:                                jpitcher@newgoldinc.com

Item 9. – Date of Report:

May 21, 2008

2

SCHEDULE “A”

3

PRESS RELEASE

Metallica Resources, New Gold and Peak Gold Announce Signing of Definitive Agreement for
US$1.6 Billion Business Combination

May 12, 2008 – VANCOUVER, BC – Metallica Resources Inc. (“Metallica Resources”) (TSX – MR and AMEX – MRB), New Gold Inc. (“New Gold”) (TSX and AMEX – NGD) and Peak Gold Ltd. (“Peak Gold”) (TSXV – PIK) are pleased to announce that they have signed a definitive agreement in connection with the previously announced business combination (the “Transaction”).

Each of Metallica Resources, New Gold and Peak Gold have scheduled shareholder meetings to be held on June 17, 2008 at which they will seek their respective shareholder approvals required in connection with the Transaction.  It is anticipated that materials for such meetings will be mailed to shareholders on or about May 26, 2008.  The Transaction is expected to close on or about June 30, 2008.

For further information please contact:

Rhonda Bennetto
Director Investor Relations and Corporate Communications
Metallica Resources Inc.
Direct: +1 (303) 640-3292
Toll-free: +1 (888) 933-0313 x5
Email: rmbennetto@metal-res.com
Website: www.metal-res.com

Laura Sandilands
Manager of Investor Relations
New Gold Inc.
Direct: +1 (416) 977-1067
Toll-free: +1 (877) 977-1067
Email: lsandilands@newgoldinc.com
Website: www.newgoldinc.com

Melanie Hennessey
Vice President Investor Relations
Peak Gold Ltd.
Direct: +1 (604) 696-3024
Toll-free: +1 (888) 220-2760
Email: info@peakgold.com
Website: www.peakgold.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.